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April 22, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:          Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell
Re:       Voyager Technologies, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 20, 2025
CIK No. 0001788060
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 3, 2025 (the “Comment Letter”), relating to the Company’s confidential Amendment No. 1 draft registration statement on Form S-1 submitted to the Commission on March 20, 2025 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the Draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Draft Registration Statement.
For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

April 22, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 20, 2025
Prospectus Summary, page 6
1.We note your response to prior comment 5. Please revise the disclosure in the graphics on page 8 to clarify the reference to “DIU.”
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 111.
Voyager is Driven by Innovation at Scale, page 11
2.We note your response to prior comment 4. Please disclose the basis for the reference on pages 11 and 115 to "more than three decades of technology development and spaceflight heritage."
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 114.
Summary Consolidated Financial and Other Data
Key Performance Indicators and Non-GAAP Financial Measures, page 33
3.We note your reconciliation of Adjusted EBITDA for the year ended December 31, 2024 includes a non-GAAP adjustment that eliminates expenses related to Non-cash services. It is not clear to us what services these expenses relate to or why you believe excluding them from a non-GAAP performance measure, based on the nature of the consideration used to pay them, is appropriate. Please eliminate this non-GAAP adjustment or more fully explain how and why you believe it is appropriate and complies with Question 100.01 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although Question 100.01 provides one example of a normal, recurring, cash operating expense necessary to operate a company’s business, please be advised that does not imply that if an expense is not paid in cash eliminating it from a non-GAAP performance would be appropriate.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 100 to clarify that non-cash services represent non-cash operating expenses related to issuing equity to Palantir, an equity partner in the Starlab JV, for its provision of infrastructure development services under a 2024 agreement. The Company also notes the Staff’s reference to Question 100.01 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which cautions against non-GAAP performance measures that exclude normal, recurring, cash operating expenses necessary to operate a registrant’s business.
The Company respectfully submits that these non-cash services are not normal operating expenses, the exclusion of which could be misleading to potential investors. The agreement with Palantir is unique and not reflective of the Company’s routine vendor compensation practices. In fact, it is the only agreement pursuant to which the Company has issued equity in exchange for third-party services.
Furthermore, the agreement with Palantir is aimed at enhancing artificial intelligence capabilities for both the Company and the Starlab JV. Palantir is developing an artificial intelligence infrastructure designed to streamline operations and improve business efficiencies. This involves

April 22, 2025

investing in customer interfaces and analytic tools. This initiative also supports the development of artificial intelligence software-enabled hardware for future customer applications. The Company submits that the issuance of equity to Palantir in this context is strategic rather than the settlement of a normal operating expense.
With the addition of the disclosure described above, the Company respectfully submits that the exclusion of non-cash services is an appropriate adjustment under Rule 100(b).
4.We note in addition to presenting Adjusted EBITDA you now present a non-GAAP financial measure you identify as Adjusted EBITDA excluding Starlab Space Stations in which you eliminate adjusted EBITDA related to the Starlab reportable segment from Adjusted EBITDA. It is not clear to us why you present this measure or why you believe it is useful to investor. It is also not clear to us why you believe it is appropriate to present a non-GAAP financial measure that essentially excludes the results of a VIE you are required to consolidate because you are the primary beneficiary. Please eliminate this measure or explain how and why you believe it is appropriate and complies with Question 100.04 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 33, 34 and 98-100 to remove Adjusted EBITDA excluding Starlab Space Stations.
5.We note you now present a non-GAAP financial measure you identify as Innovation Spend. It is not clear to us what this measure represents or why you believe it is useful to investors. It is also not clear to us what the two non-GAAP adjustments identified as Other capitalized research and development under Section 174 and Other innovation spend actually represent and if or how they are recorded in your GAAP financial statements. In addition, similar to your presentation of adjusted EBITDA, we note you present this non-GAAP measure excluding Starlab Space Stations. Please more fully explain what these measures represent and specifically address how you use them to evaluate the performance of your business and the effectiveness of your strategies as well why you believe they comply with Question 100.04 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 33, 35, 98, 99 and 101 to clarify that innovation spend represents research and development costs associated with IRS Section 174 categorization, as well as spend on designated development programs. Development programs are defined as initiatives that, when developed, will expand the Company’s product offerings under a customer funded arrangement. Innovation spend is comprised of various costs recognized in cost of sales and research and development costs within the consolidated statements of operations, as well as certain costs capitalized within property and equipment, net on our consolidated balance sheet. The Company defines innovation spend excluding Starlab as innovation spend, minus the portion of innovation spend attributable to Starlab Space Stations.
The Company is focused on delivering innovative solutions to the defense, national security and space end markets, and research and development is at the core of the Company’s business. The Company believes that innovation spend and innovation spend excluding Starlab provide our management and investors useful measures of the Company’s aggregate spend on research and development type activities aimed at meeting customer needs and driving future growth.

April 22, 2025

The Company respectfully clarifies that innovation spend and innovation spend excluding Starlab are operating measures, not financial measures calculated or presented in accordance with GAAP or non-GAAP measures. Accordingly, the Company has removed references to gross research and development costs recognized in accordance with GAAP from the narrative disclosure regarding innovation spend and the related tabular disclosure detailing the components of innovation spend and innovation spend excluding Starlab.
Consolidated Financial Statements
4. Acquisitions
Consolidated Variable Interest Entity, page F-21
6.Although the VIE may meet the definition of a business and may have issued voting equity interests, please clarify whether the VIE's assets can be used for purposes other than the settlement of the VIE's obligations. If they cannot, please provide all the disclosures required by ASC 810-10-45-25, ASC 810-10-50-2A, and ASC 810-10-50-3.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-3, F-21 and F-22.
17. Segment Reporting, page F-35
7.Please confirm the Other Segment Expenses do not represent significant segment expenses categories pursuant to ASC 280-10-50-26A and instead represent other segment items pursuant to ASC 280-10-5-26B; otherwise, please tell us what consideration you gave to expanding the table to include quantified disclosure, by reportable segment, of cost of sales, research and development, selling, general, and administrative and other income or expense items based on the disclosure in footnote (1). Please also clarify how you comply with the requirement of ASC 280-10-50-26C to explain the nature of the expense information the CODM uses to manage operations, given the apparent lack of significant segment expense categories.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-36.
Exhibits
8.Please continue to file as exhibits material contracts required by Item 601(b)(10) of Regulation S-K. For example, we note the new disclosure on page 8 that in 2023 the company was awarded a $900 million ceiling IDIQ contract by the Air Force Life Cycle Management Center’s Architecture and Integration Directorate.
Response: The Company acknowledges the Staff’s comment and advises the Staff that it will file the Loan and Security Agreement, Cost Plus Fixed Fee / Cost Plus Incentive Fee Subcontract, Palantir Terms of Service, Limited Liability Company Agreement of Starlab Space LLC, Funded Space Act Agreement, Air Force Solicitation, Offer and Award and Employment Agreements in a future amendment to the Draft Registration Statement.
* * *

April 22, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP
cc:
Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP